Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

March 8, 2011

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed business combination transaction, NYSE Euronext and Deutsche Börse AG expect that Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, will file a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. When available, NYSE Euronext will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of NYSE Euronext and a wholly owned subsidiary of Holding, and Holding will mail the offering prospectus to Deutsche Börse AG shareholders in the United States in connection with Holding’s offer to acquire all of the outstanding shares of Deutsche Börse AG. NYSE Euronext and Deutsche Börse AG also expect that Holding will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”).

Investors and security holders are urged to read the proxy statement/prospectus and the offer document regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s Web site at www.nyse.com and Deutsche Börse AG’s Web site at www.deutsche-boerse.com. The offer document will be made available at Holding’s Web site at www.global-exchange-operator.com following clearance by the BaFin.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. Holding reserves the right to deviate in the final terms of the public offer from the basic information described herein. Investors and holders of NYSE Euronext shares and Deutsche Börse AG shares are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published, since they will contain important information.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This announcement and related materials do not constitute in France an offer for ordinary shares in Holding. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

PARTICIPANTS IN THE SOLICITATION

NYSE Euronext, Deutsche Börse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Börse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Börse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Transcript of presentation by NYSE Euronext Chief Financial Officer Michael Geltzeiler at the Raymond James Institutional Investors Conference on March 7, 2011:

Patrick O’Shaughnessy: We will go ahead and get started. For those of you who do not know me, my name is Patrick O’Shaughnessy. I’m the brokerages and exchanges analyst here with Raymond James.

Presenting next with us this afternoon is NYSE Euronext and CFO Mike Geltzeiler. They’ve been here for several years, and we certainly appreciate them attending this year. For those of you who aren’t aware, there’s been some news going on with the company. They’ve recently announced a merger with Deutsche Boerse, a German exchange group. And so they’re going to create a transatlantic exchange powerhouse. And I’m sure we might hear a little bit more about that deal going forward. And it is a merger, not an acquisition, so we’ll get that straight ahead of time.

And with that, I will turn it over to Mike.

Mike Geltzeiler: Thanks, Patrick. Pleased to be here. As Patrick mentioned, plenty going on at NYSE Euronext these days.

I thought I would begin with an overview of our kind of core operations and our 2011 plans, then I’ll address the merger with Deutsche Boerse.

For those of you that are new to the story, since our previous merger in April 2007, NYSE Group merged with Euronext and have been executing a strategy to create the global marketplace. And this is sort of the characteristics that we think differentiate our company from others in our space — Global Brands, NYSE, Amex, Liffe, Euronext. Diversification of our revenue sources and the asset classes, and I’ll show you more on this in a second.

Our global presence and reach. We’ve been implementing a harmonized set of world-class software and technology platforms. We’ve gone live with our two new datacenters and introduced the universal trading platform and common customer gateways and, of course, our people.

This is the attributes that I mentioned earlier. As I said, we have created the most diverse exchange group, a multi-asset exchange. We trade cash equities, options, futures, fixed income, clearing assets, and are in the over-the-counter space as well, mostly in the US and Europe. We’ve also created some partnerships in Asia and South America where we have a minority stake in certain ventures. And we’ve launched a expanding technology and information services segment for the financial community, which I’ll cover in a few more slides.

Clearly with the merger that I’ll discuss at the end of this presentation with Deutsche Boerse, we’re expanding diversification further. We’re adding cash trading and settlements with our Clearstream business and their clearing activities to the portfolio.

Most people familiar with the company know that we are the global listing venue. And overall, since sort of the middle of last year we’ve seen the IPO market improving. And as you can see from these stats, 80% of the S&P 500 lists on the NYSE, 81% of the Fortune 500, et cetera.

In addition to listing these companies, we’ve also been expanding the service offerings that we provide to listed companies. Last year we acquired a company called Corporate Board Member. We also have a partnership with the

Corporate Executive Board.

Been not only successful in garnering our share of the international listings, we’ve also been pretty successful in soliciting transfers. Last year 14 companies in the US transferred to the NYSE from other exchanges and only three companies left the NYSE. And 2011 is also off to a good start.

This slide kind of details our corporate strategy and in a way led us to our decision to merge with Deutsche Boerse. Basically we — about a year or so ago we laid out this strategy to empower the world’s capital markets and participants and to both innovate and collaborate. And what we’re doing is just trying to connect this community with our distribution networks. We want to operate the most important capital markets in the world, deliver, obviously, our innovative products and services to those clients, and we’re enabling clients to leverage our technology to run their businesses more efficiently. And I think the Deutsche Boerse merger is consistent with this strategy.

If you follow our story and you understand our financials, after a pretty solid 2008, following the financial crisis, 2009 was a tough year for the company. That said, we had executed a turnaround strategy focusing on a number of new business initiatives, drive revenues up, while at the same time reducing costs, and we’ve been pretty successful in that.

If you’ll look at the first five bars in these charts, even though in 2009, our revenues and profits were down on 2008, we really had five sequential quarters where we showed revenue and EPS growth. In the second half of last year things slipped a little bit, tied principally to lower volumes in the markets and also a weaker — sorry — stronger US dollar. And you see our earnings down.

I’ll show you in a second how volumes have picked up nicely as we moved into 2011. And for the year for 2010, revenue, operating income, and EPS all improved on 2009.

One of the things if you follow our stock, you see that our stock rose last year 18% and is up nicely this year on slightly higher EPS. I think one of the things we attribute it to is being a multi-asset exchange was a little bit of a complicated story, but somewhere in around March time frame in 2010, we repositioned the company into three global business segments that are listed on this page—derivatives, cash trading and listings, information services and technology solutions.

This is not only how we report the financials externally, this is how we run the company with dedicated executives for each of these businesses.

We believe that this kind of increased transparency and understanding of our business helped unlock some of the value and allowed investors to[do a sum of the] parts valuation, as you’ll see in a couple slides, like our derivative business, which, perhaps, we’re not as widely known as we are with the NYSE traditional cash trading business, represented about 50% of our operating profits of the company. Clearly the company was not trading at a derivative multiple.

The chart’s a little tough to see. But basically what we show is over the last eight quarters the financial performance, revenue, and operating income for the three segments, and it really reflects the strategy we’ve been executing. We like our cash trading and listings business, definitely stability in that area, particularly in the listing side, definitely also more competition on the cash trading.

What we’ve been focusing on is what we can control is sort of holding our market share and showing some stability in pricing, and we think we’ve done that over a pretty long period of time now both in the US and in Europe. As I mentioned there was some volatility on the volumes last year that it impacted that business. But you can see by the revenues there that the kind of quarterly revenue has been pretty stable over the last six or seven quarters.

We move to a derivative business there, we see and have guided for growth. We show beautiful growth in the first kind of six quarters of this chart. And as I mentioned with volumes coming down and a little bit affects negativity, we started to report lower revenues in Q3 and Q4.

As we look forward on this business, we continue to see growth. We’re launching new products. We’re building out our clearing capabilities in Europe to introduce another $100 million of revenue. We’re clearing our products that today are reported by Clearnet SA. And we’re also launching our Liffe US interest rate futures, which I’ll talk about in a second.

And then if you look at the last segment, information services and technology solutions, this is our smallest segment but it’s our fastest growing segment. We launched this business, as I mentioned, in March 2010, with about $360 million of revenue for 2009, and we set a kind of 2015 revenue goal of a billion dollars of revenue for this business and a plan to double our margins from 15% or — 13% to 15% to 25% to 30%.

As you can see on this chart, we’ve shown nice sequential growth quarter after quarter. One nice thing about the diversification of our revenues is this business is not tied to volumes and some of the other attributes that impact our core business. And you can see that in addition to our revenues growing, you also see our margins improving. In the fourth quarter, we actually had a 25% margin in this business segment.

Lastly, on the diversification, we kind of break our revenues into product categories and by segments. I presented to you about two or three years ago 70% of the company’s revenues were tied to transactions or volumes. Today that’s down to 48% and that includes clearing. Doesn’t mean that transactions volumes are bad, but the more we can diversify our revenues in addition to benefit from the volume environment, the better. The largest piece growing here has been the technology services.

If you look at our revenue by segment, you see the technologies now represent 18% of our revenue. In 2009, it was 14% of our revenue. Derivatives grew from 29% to 33% of revenue, and cash trading and listings went from 57% to 49%. Doesn’t mean that that business declined. It meant that we’re actually investing more money and have new growth initiatives in the technology segment and derivative business that’s helping those businesses grow faster.

2011, these are the priorities that we laid out at our February earnings call, the most exciting of which is the first one. And I have a chart on this on the next page. We’re pretty excited that we’ll be launching New York Portfolio Clearing in March and debuting interest rate futures in the US through our NYSE Liffe Initiatives.

In addition, we are continuing to grow our technologies business. I mentioned our billion dollar goal. We’ve given external guidance that we see this business growing by 15%, north of 15% in revenue in 2011. With our datacenters live there’s new revenue sources that are coming in. We had a number of successful managed services agreements last year with Warsaw, Goldman Sachs, [Cutter], et cetera, that are going to drive incremental revenues, and we have some new market data products that are coming out that are also going to accelerate the revenue growth.

I mentioned that we’re going to be building two new clearinghouses in Europe. We’ll not really see the benefit of that investment until 2012 and 2013. But that’s a very high margin initiative and also something that will be key in helping us position for the over-the-counter market.

We are putting the final touches on our technology. For those of you who have been following story since the April 2007 merger, it really took us about three years to both build the new datacenters and harmonize our platforms. We’re just about there. We are in the new datacenters and the last applications of our Arca US trading facilities are moving into [Mawa] in April. We’ll then be fully integrated within the datacenters and by the middle of the year on — fully on ETP.

We continue the cost discipline as you’ll see in a couple charts. We took a tremendous amount of money out of this business. We believe that we can continue to manage costs down and have given guidance for lower costs in 2011. And one of the positive things is we have a kind of strengthening balance sheet and cash position. The company has great cash flow dynamics to start with. And if you sit there and now with the datacenter build behind us, CapEx is coming down more towards our maintenance levels which is about $200 million. A couple years ago we were spending $450 million on CapEx, this past year $300 million. So that means more cash flow.

Couple of points on the new initiatives and then I’ll talk a little bit about the merger. I mentioned about the launch of the NYPC, New York Portfolio Clearing. This is a 50-50 venture we have with DTCC. And then we also have an initiative with a number of market participants called Liffe US. And the combination of these two events will —

businesses will enable us to offer what we think is a very exciting and differentiated strategy. We’ll be able to offer a single top margin product for interest rate futures in the US combining the futures with the (inaudible) [cash] treasuries.

We finally now got all the approvals we require from the CFTC and SEC. And as you can see by the slide, the go-live dates are March 21st for Eurodollar futures and March 28th for our US treasury futures and US bond offerings.

Talked a little bit about volumes, I mean, something you can’t control on a quarter-by-quarter basis. But historically volumes have been our friend. And volatility’s been up a little bit this year. And what we’re showing here is the kind of four venues that we operate. And you can see we’ve put year-to-date February, which we reported publicly. So you can see, for instance, for NYSE Liffe, which is our European derivative business, the light green which is the most important, which is the fully executed [Connect] business. You see the volumes are at 3.8 million contracts the first two months of February. That’s up from 2.8 million in Q4 and inline with the extremely robust Q1 and Q2 we had last year.

Our US options volumes continue to grow due to higher market volumes as well as higher market shares versus certainly ‘09 and ‘08. We’re currently around the 25% market share with our Amex and Arca options business.

Look at European cash. We’re very pleased with the way the volumes have started this year at 1.7 million trades, almost 1.8, up significantly on Q4 and even more significantly on Q1 last year. So sort of with pricing stable and higher volumes, as I told you, that doesn’t mean that that revenue needs to be stable, with higher volumes we could actually grow our cash trading and listings business.

You see the US cash where really the volumes are the most sluggish. We are at 2.3 billion shares traded in the first two months which is a little higher than Q4, kind of inline with the last couple quarters.

The other major kind of new business initiative for 2011, I mentioned was technologies. And basically, a couple years back we saw the opportunity and saw a change in the marketplace with an increased need for leading edge technology and infrastructure services by financial services participants. So we had been in a little bit of an asset accumulation period where we have now built not only a sizable business which I’ll show you in a second, but also a very impressive global management team that will enable us to sort of meet those needs. The goal there to build a franchise based on technology services to the global investment community. I mentioned earlier that we see this as a sort of billion dollar opportunity for us by 2015, and a pretty nice margin business. One of the reasons we said 25% to 30% margins is we’re really not looking to offer a utility-type service. We want it to be value added, and that’s what we’re getting.

I won’t go through this in detail. But we kind of break the technology segment into these three businesses. Sometimes people ask us to sort of define it better. You see the products and services broken into transaction services, market data type services, and infrastructure services.

As I mentioned, with our new datacenters going live, this should accelerate the opportunities as we leverage the network effect, having more people move into our datacenters and look for more services.

On the cost side, I mentioned there’s been a pretty good cost story in addition to these new business initiatives. Since the merger of 2007, we’ve taken over $600 million on a constant dollar, constant portfolio basis out of our cost base. We brought our headcount down to less than 3,000 positions. This is despite some positive M&A. Had we sort of normalized the headcount for M&A, we would have had over 5,000 people in 2006.

We gave expense guidance in 2010, and came in at the low end of the — below the low end of that cost guidance. And we’ve given 2011 fixed cost guidance that we would actually be below the 2010 level. We’re actually saying our costs will be less than $1.650 million. In 2010, we came in at $1.678 million, and that includes some announced portfolio changes. We’re spending a significant amount of money, as we had mentioned, in building out these two new clearinghouses, and we bought the Corporate Board Member as well, and we still expect the cost to be considerably lower this year.

Lastly, before I talk about the merger is, one of the keys here is we’ve also been building a strong balance sheet. I mentioned that the company had been spending a lot of money, acquired a number of businesses, and at the same time with building out these datacenters, this is the state of our balance sheet at the end of the 2010. You see we have $2.1 billion of long-term debt 2013, and 2015. We only have $300 million of short-term debt, commercial paper finance. We have more than that in cash on hand. Our leverage ratio is inline with our long-term expectations of 2.2 times. And we’ve not only maintained an A credit rating with both agencies, we actually had the outlook upgraded to stable.

And as I mentioned, as we move into 2011, with the CapEx coming down and some of the things we’re discussing, applying higher EBITDA, we’re — the cash flows are expected to grow, pay a very nice dividend, $0.30 a share.

A couple slides and points on the merger and then I’ll take some questions and probably more questions in the breakout session.

So on February 15th, we announced our plans to merge with Deutsche Boerse. When you look at these two businesses in a couple of slides we’ve put out as well as others that are on the website, it’s a complimentary set of assets, a strategically compelling deal. We did not need — it’s not a defensive deal on either parts. Both companies saw this as an opportunity and our companies fit really well together, and there’s significant cost and revenue synergies that come with this deal.

When you bring these two businesses together, we will be the world leader in derivatives and risk management, and we think clearly the most recognized capital raising venue in the world and we’ll be able to not only continue our technology service offerings, but we think we’ll be able to expand that, some of the products and services and client relationships that Deutsche Boerse has as well, and clearly with — we’ll be able to lever as well the kind of world-class clearing and trade infrastructure and settlement services that Deutsche Boerse brings to the table of trading activities.

Kind of small print, but I’ll sort of go through a little bit some of the high-level transaction terms. It’s all — it’s a stock-for-stock deal. So, I mean, there were some questions why are we still here, why are we still telling our story. You own our stock, we’re still executing our business, going to be a decent lead time on this transaction. And really what you’re getting is a little bit of our company and a little bit of Deutsche Boerse with the synergies on top of that. So we feel it compelling on both sides to be out in front of investors and continue to tell a story.

We are going to organize the company into a new Dutch holding company and we’ll be making an exchange offering around the summertime for the Deutsche Boerse shares and will be merging the NYSE Euronext shares also into NewCo, following a shareholder approval and it also be coincidentally around the same time in the summer.

The new company will be traded in Frankfurt, Paris, and New York. We will have an integrated board between the two firms. There’s a balance management team. Reto will be the Chairman. Duncan Niederauer from NYSE Euronext will be the CEO. And then there’ll be, in total, eight members from the two companies representing the management team and they’ll be duly headquartered in New York and Frankfurt, and there’ll be major locations, of course, in Paris and London, (inaudible), Luxembourg, et cetera.

This chart really — I tried to just pick a couple of charts here to summarize the opportunity. But if you look at it, what we’re showing on the top is how Deutsche Boerse revenue mix depicted today and then we have what I showed you earlier, NYSE Euronext. And you see first off that both companies have a similar kind of segmentation of their business. Some degree there’s been an alignment of strategy in the way we’ve been pursuing. There’s one extra segment in Deutsche Boerse in that they have the settlement and custody business, the Clearstream business there.

When you put these two companies together and you link it to what I’ve been talking about earlier, what excites us about this transaction is that not only do we operate similar segments, is that the company will have even greater diversification and a greater growth profile. I mean, let’s face it, the derivative business, the settlement and custody business, the market data and technology business have greater growth trajectories than the cash trading and listings business. I mentioned that even though our company has diversified from 57% to 49%, when you put these two together, only 29% of the revenues come from cash trading and listings. Still an important business and a great business for us, but the growth trajectory and I think the multiples that the market ascribes to these revenues are higher for the other businesses.

I won’t go through this in too much detail. I just have a couple more slides. But we’re pretty confident, as you’re hearing us speak, about the cost synergies, 300 million euros or $400 million putting these two businesses together, it’s about 13% of the cost base of these — of the two companies, a little higher when you take out Clearstream because there really isn’t much overlap there.

We broke the synergies into these four categories. And basically, without going through each of these in this formal presentation, the synergies are pretty intuitive when you look at what we’ve listed here. There’s a significant amount of overlap in the three businesses. We both have US options businesses. We both have cash trading businesses in Europe. And we both have major derivative operations in Europe. We realize a significant amount of savings, which I showed you earlier, in technology harmonization. There’ll be similar technology harmonization opportunities with these two firms.

I mentioned about building out two clearinghouses which is our plan. Deutsche Boerse already has a cash and futures clearing (inaudible) synergies in probably avoiding some of the build-out costs as well as operating our businesses together. And, of course, you have the duplicate corporate and administrative-type costs.

There’s also revenue synergies. I won’t go through this in too much detail. But when you look at our asset classes, leveraging best practices across the business, integrating and creating common customer gateways and being able to sell each other’s products and services, leveraging our technology solution, as I mentioned earlier, onto their client base, and the clearing opportunity, which I mentioned, the ability to kind of accelerate and get to that clearing sooner, we’re pretty confident on the 100 million euros of revenue synergies we can get from this business.

Last slide before I take a couple questions is sort of the roadmap to completion. We’re targeting the end of 2011 to get the transaction done. I would say there’s kind of — there’s a series of steps we’re going to need to improve [or we’re] going to need to gain before we can complete the merger. I think the two larger ones we’ve laid out here are, first, getting the respective shareholder votes. I mentioned both of them are [tied] to happen or expected to happen around the summertime. The Euronext shareholder vote where we need about — more than 50%, 50% plus one share of our shareholders to vote for the transaction, and then the tender offer for the Deutsche Boerse shares, where we do need 75% of the Deutsche Boerse shareholders to accept.

The second step of the process is the competitive filings and making sure that all the competitive reviews which you’ve read about are cleared. That has a little bit longer timeline which is why we’re kind of planning of the end of the year for the transaction.

So with that, why don’t I open it up to some questions to the extent that we have time.

Patrick O’Shaughnessy: We have five minutes. And I’ll kick it off. Michael, you said something — you said it’s not a defensive merger. So that implies an offensive merger [which] will allow you to do new things (inaudible) than you otherwise would be [able to do]. What are some of those things? You may need to repeat the question —

Mike Geltzeiler: Yes. Sure. So the question is, I characterize this merger as being more of an offensive and not a defensive merger and what are some of the positives. And I think we tried to lay that out in a couple of these slides. So I think, again, when you look at the complimentary nature of the businesses, when you look at the growth profile of the businesses, we’re not — not that we’re shying away from the cash trading and listings businesses, but we do believe that there is greater, from a shareholder point of view, there’s greater growth in the derivative and the technology and the post trade type activities. And when you’re bringing these two businesses together, that’s where the real strength comes in.

Secondarily, some pretty obvious cost synergies we’ll be able to extract. I think one of the things when you look at both businesses, there’s a feeling that our margins are a little lower than some of our peers. And I think that bringing these two businesses together and leveraging a further set of synergy savings would — will benefit that.

But I think the — we touched on a little bit with the revenue synergies. Really it’s not only the growth trajectory of the company, it’s our global footprint. We’re bringing these two companies together with a very strong balance sheet. It’s a stock-for-stock deal. So the leverage will be around, on a pro forma basis, 1.5, 1.3 to 1.5 times. We’re not lading the business with debt.

And when you look at the broader presentation we’ve made on this business, you’ll see in almost every asset class this company is pretty well positioned. And I think it positions us for further partners and further growth in both the over-the-counter space as well as, potentially, in other regions like Asia.

Patrick O’Shaughnessy: All right. I’ll follow that up with another one then. So obviously since the deal has came out, there’s been all sorts of (inaudible—microphone inaccessible) speculations floating around, you guys (inaudible) right now. So what made Deutsche Boerse (inaudible) to other potential deals that might have been out there?

Mike Geltzeiler: Well, again, I think it goes back to the presentation here. It’s really the complimentary nature of the two businesses, of the businesses they’re in, the strategy they were executing, vis-à-vis what we’re executing. So one of the benefits, sometimes we’re asked why now. And I think one of the benefits of moving faster on a transaction like this is we actually were able to partner with the firm that we thought was most ideally suited to complimenting our group of assets and creating — and executing and creating the vision of the exchange of the future we want to take. So they were our first choice, clearly, we — and I think what’s interesting is simultaneous to our transaction, there were clearly other exchange consolidations going on that were going on simultaneous and unbeknownst to us. So we’re pretty pleased.

And again, it really is, if you’ll look at the two segments, you look at their business, you look at our business, you look at where our strategy was heading, you look at sort of where we were a little weak in post trade and where we were spending a decent amount of money to kind of build the clearinghouses and move in that area, I think the two businesses compliment each other. We probably have a little more of a global footprint than they do and I think we help — we help to be able to make Deutsche Boerse a little more global a little faster than they otherwise could.

So I think together the business is a very powerful combination.

Unidentified Audience Member: (Inaudible—microphone inaccessible)

Mike Geltzeiler: Yes. I mean — yes. So the question is politics play a role in these type of decisions in important assets like ours and how confident are we and to what type of dialogue have we had with regulators on the transaction.

And first I’d like to say is I think sometimes people look at our business and they — our business is NYSE Euronext. It has been a US, Paris, and a very European business. More than — about half my revenues and more than half of our profits come from Europe. We’re a very global company together. Our board is made up of Americans and Europeans. And so we think this is really an extension of the same model.

So it’s not the first time that it’s happened. We’ve already worked — I think it was even probably more complex the first time this was created. Each of the markets are regulated by their respective regulators. There is not an SEC of Europe, for instance. But we have a college of regulators that comprises the regulators of the markets we operate in Europe. It’s kind of envisioned that the German regulator will join that group.

But I think a lot of the hurdles and, I mean, there are definitely some challenges and there’s definitely a lot of dialogue that’s taken place in this area, but a lot of the hurdles necessary to complete a transaction like this and get the regulators comfortable, in many regards, have been blazed previously I think with the NYSE and Euronext deal. And now the deal’s public. We had those couple of days where there was a leak and we really couldn’t respond as formally as we can. The meetings are taking place, and I think we’ll keep everyone posted on how we’re — how this is progressing.

Patrick O’Shaughnessy: We’re out of time.

Mike Geltzeiler: All right.

Patrick O’Shaughnessy: But there will be a breakout session downstairs.

Mike Geltzeiler: Thank you, Patrick.